                                 CyberCash, Inc.
                               2100 Reston Parkway
                                Reston, VA 20191

                                  March 8, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Barbara Jacobs, Assistant Director
       Edward Kelly, Esq.

        Re: Application to Withdraw Registration Statement on Form S-4 Cybercash, Inc. ("CyberCash")--SEC File No. 333-52786

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, CyberCash hereby requests that an order granting the withdrawal of the above-referenced registration statement be issued by the Securities and Exchange Commission as soon as possible.

        On December 27, 2000, CyberCash filed this registration statement for the purpose of registering securities to be issued in the planned merger between CyberCash and Network 1 Financial Corporation ("Network 1"). Due to CyberCash's inability to raise the financing necessary to consummate the merger, CyberCash and Network 1 mutually agreed to terminate the merger agreement and the merger on March 1, 2001 and entered into an asset purchase agreement under which Network 1 will acquire all of CyberCash's operating assets. The asset purchase will be consummated under a Chapter 11 bankruptcy proceeding commenced by CyberCash on March 2, 2001. None of CyberCash's securities have been sold under the registration statement.

        Please forward copies of the order withdrawing the registration statement to the undersigned at the address above and to Sean J. Klein at Piper Marbury Rudnick & Wolfe LLP, 1200 Nineteenth St., NW, Washington, DC 20036.

        If you have any questions regarding this application, please contact Sean Klein of Piper Marbury Rudnick & Wolfe at (202) 861-6921.

                                            Sincerely,

                                            CyberCash, Inc.

                                            By:  /s/ John H. Karnes
                                               ---------------------------------
                                               John H. Karnes
                                               Executive Vice President and
                                               Chief Financial Officer